Exhibit 99.4

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Tm Bioscience Corporation (“TMB”)
439 University Avenue
Toronto, Ontario
M5G 1Y8

Item 2    Date of Material Change

December 14, 2006

Item 3    News Release

The news release attached hereto as Schedule A with respect to the material change referred to in this report was issued through Canada News Wire on December 14, 2006.

Item 4    Summary of Material Change

TMB and Luminex Corporation (“Luminex”) have entered into a Merger agreement dated December 14, 2006 (the “Merger Agreement”) pursuant to which Luminex will acquire all of the outstanding shares in the capital of TMB pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (“OBCA”). Pursuant to the Arrangement:

(i)	each TMB common share will be exchanged for 0.06 shares of Luminex common stock;

(ii)
each TMB option, whether or not vested, will be exchanged for an option granted by Luminex to purchase the number of shares of Luminex common stock determined by multiplying the number of TMB common shares subject to such TMB option by 0.06;

(iii)
each TMB warrant outstanding shall be deemed to be exchanged for a warrant granted by Luminex to acquire the number of shares of Luminex common stock determined by multiplying the number of TMB common shares subject to such TMB warrant by 0.06; and

(iv)
each TMB convertible security outstanding shall be deemed to be exchanged for a convertible security granted by Luminex to acquire the number of shares of Luminex common stock determined by multiplying the number of TMB common shares subject to such TMB convertible security by 0.06.

Item 5    Full Description of Material Change

Overview

TMB and Luminex have entered into the Merger Agreement pursuant to which Luminex will acquire all of the outstanding shares in the capital of TMB under the Arrangement. Pursuant to the Arrangement:

(i)	each TMB common share will be exchanged for 0.06 shares of Luminex common stock;

(ii)
each TMB option, whether or not vested, will be exchanged for an option granted by Luminex to purchase the number of shares of Luminex common stock determined by multiplying the number of TMB common shares subject to such TMB option by 0.06;

(iii)
each TMB warrant outstanding shall be deemed to be exchanged for a warrant granted by Luminex to acquire the number of shares of Luminex common stock determined by multiplying the number of TMB common shares subject to such TMB warrant by 0.06; and

(iv)
each TMB convertible security outstanding shall be deemed to be exchanged for a convertible security granted by Luminex to acquire the number of shares of Luminex common stock determined by multiplying the number of TMB common shares subject to such TMB convertible security by 0.06.

The Arrangement must be approved by the majority required by an interim order to be obtained from the Superior Court of Justice of Ontario pursuant to section 182 of the OBCA, which is expected to be at least two-thirds of the votes cast at a special meeting of TMB’s shareholders (which will include holders of TMB common shares and options). The completion of the Arrangement is conditional upon, among other things, obtaining shareholder approval, court approval and certain regulatory approvals. If the Arrangement is not effective on or prior to March 31, 2007, the Merger Agreement terminates unless the parties agree to extend that date. The Arrangement will become effective, subject to satisfaction of the above conditions, upon filing of articles of arrangement with the Director under the OBCA.

Merger Agreement

The following is a summary of the material terms of the Merger Agreement and as such is qualified in its entirety by the Merger Agreement. A copy of the Merger Agreement is being filed on SEDAR concurrently with this Material Change Report.

Directors’ Recommendation

The board of directors of TMB (the “Board”) has determined unanimously that the Arrangement is fair to the holders of the TMB common shares and is in the best interests of TMB and has determined unanimously to recommend that the holders of the TMB common shares and options vote in favour of the Arrangement.

Non-Solicitation

TMB has agreed to not, directly or indirectly, through any officer, director, employee, representative or agent of such party or its subsidiaries, engage in soliciting, initiating or knowingly encouraging or facilitating the initiation of any inquiries or proposals regarding any bona fide acquisition proposal other than the proposed Arrangement (an “Other Acquisition Proposal”). Although there are prohibitions on participating in any discussions or negotiations regarding any Other Acquisition Proposal, approving or recommending any Other Acquisition Proposal or causing TMB to enter into any Other Acquisition Proposal, TMB’s Board retains the right to participate in any discussions or negotiations and provide information (subject to entering into a confidentiality agreement) to a third party if the TMB Board determines that the third party’s proposal constitutes or is reasonably likely to result in a “Superior Proposal,” being a transaction more favourable to TMB’s shareholders than the proposed Arrangement. Under the Merger Agreement, TMB is expressly required to promptly notify Luminex of all such Other Acquisition Proposals and any inquiries that could lead to an Other Acquisition Proposal.

Notice of Superior Proposal

TMB is required to give notice to Luminex of any Superior Proposal. Upon receipt of such notice, Luminex shall have 5 business days within which to match or beat such Superior Proposal. If Luminex fails to match or beat such Superior Proposal, TMB may terminate the Merger Agreement and enter into the Superior Proposal, provided it first pays the break fee referred to below.

Access to Information

TMB is required to give access to Luminex to certain information relating to its business, property and personnel. Any such information received by Luminex is subject to confidentiality provisions.

Termination & Break Fee

The termination and break fee events, as the case may be, under the Merger Agreement include the following:

(a)
the Merger Agreement may be terminated by TMB or Luminex, as the case may be, if certain conditions set out in the Merger Agreement are not satisfied on or before the effective date of the Arrangement or if any law or regulation prohibits the transactions contemplated by the Merger Agreement;

(b)	the Merger Agreement may be terminated by mutual agreement of TMB and Luminex at any time prior to the effective date of the Arrangement;

(c)
upon the termination of the Merger Agreement by either party in specified circumstances, including in the event that: (i) TMB terminates the Merger Agreement to enter into a Superior Proposal; (ii) the Board of TMB fails to recommend or withdraws or changes its recommendation of the transaction or recommends an Other Acquisition Proposal; (iii) the transaction is not submitted for approval by the TMB shareholders through the fault of TMB by March 20, 2007; or (iv) if the TMB shareholders do not approve the transaction, a bona fide Other Acquisition Proposal has been made prior to the relevant shareholder meeting, and TMB enters into or completes an Other Acquisition Proposal within 12 months after the termination of the Merger Agreement, TMB will be required to pay a “break fee” to Luminex in the amount of CDN$3,000,000 (the “Break Fee”);

(d)
if the TMB shareholders do not otherwise approve the transaction, TMB will reimburse Luminex for out-of-pocket costs and expenses not to exceed CDN$2,000,000, provided, however that any payments made by TMB on account of the reimbursement of Luminex’ expenses shall be credited against payment of the Break Fee; and

(e)	the Merger Agreement may be terminated by either of the parties if the effective date of the Arrangement does not occur prior to March 31, 2007, unless the parties mutually agree to extend that date.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

None.

Item 8    Executive Officer

Further information regarding the matters described in this report may be obtained from Mr. Gregory Hines, Chief Executive Officer and President of TMB, who is knowledgeable about the details of the material change and may be contacted at (416) 593-4323 (ext. 225).

Item 9    Date of Report

December 21, 2006.

(Signed) “Gregory Hines”
Gregory Hines

SCHEDULE A
PRESS RELEASE - DECEMBER 14, 2006

See Attached

Contacts:	Harriss T. Currie	Greg Hines
	Vice President, Finance and CFO	President and CEO
	512-219-8020	416.593.4323
	hcurrie@luminexcorp.com	ghines@tmbioscience.com

LUMINEX CORPORATION ANNOUNCES AGREEMENT
TO ACQUIRE TM BIOSCIENCE

OPPORTUNITY IN MOLECULAR DIAGNOSTICS

AUSTIN, Texas and TORONTO, Ontario (December 14, 2006) ― Luminex Corporation (NASDAQ:LMNX) and Tm Bioscience Corporation (TSX: TMC) today announced a definitive agreement for Luminex to acquire Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market. Under the terms of the agreement, each Tm Bioscience (“Tm”) share will be exchanged for 0.06 shares of Luminex common stock. The per share consideration represents a 41.5 percent premium for Tm shares based on the closing price of a share of Tm common stock and Luminex common stock on December 14, 2006, the last trading day prior to the announcement of the acquisition. Upon completion of this transaction, Tm shareholders will own approximately 9 percent of Luminex outstanding common stock. Completion of the transaction is subject to the approval of Tm shareholders, required regulatory and court approvals, and certain other conditions set forth in the definitive agreement. The transaction is anticipated to close in the first quarter of 2007.

Based in Toronto, Ontario, Canada, Tm is a leading DNA-based diagnostics company developing a suite of molecular diagnostic tests. Tm’s products include tests for infectious diseases as well as tests for genetic mutations related to cystic fibrosis, sepsis, personalized medicine and other debilitating genetic disorders. Tm has proprietary technologies that improve the speed, accuracy, flexibility, and cost of DNA-based genetic tests. Tm’s cystic fibrosis test is the first multiplexed human disease genotyping test to be cleared by the U.S. Food and Drug Administration (FDA) for diagnostic use in the U.S. For the first nine months of 2006, Tm reported revenue of C$8.6 million, a 62% increase compared with C$5.3 million for the same period a year ago.

Commenting on the announcement, Patrick J. Balthrop, president and chief executive officer of Luminex, stated, “We believe that this transaction has the potential to be a transforming event for Luminex. We are very excited about the opportunity to bring the Tm products, capabilities and resources into our company and enhance our ability to be a leader in the growing molecular diagnostics market.

“As we previously announced, Luminex has been evaluating strategic acquisition candidates to advance our growth strategy. With Tm’s cGMP-capable manufacturing, proprietary molecular detection chemistries, assay development expertise and a strong menu of kits and reagents, and the complementary assets and strengths of Luminex’s partner-based business model, we intend to work closely with our business partners that have relevant distribution channels or complementary products to leverage this new business to the mutual

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LMNX Announces Agreement to Acquire Tm Bioscience

December 14, 2006

benefit of Luminex and our partners. As we continue to support our partners in Life Science research and Immunoassay/HLA, molecular diagnostics will be an important growth market for Luminex. We believe this business combination will allow us to accelerate our growth strategy and build shareholder value.”

Commenting on the acquisition, Greg Hines, president and chief executive officer of Tm, stated, "After examining all of the options available to the company, we determined that the acquisition of Tm by Luminex was in the best interest of shareholders. During the six years that Luminex and Tm have worked together, we have become convinced that DNA-based diagnostics based on Tm’s Universal Array and Luminex’s xMAP can establish Luminex as a leader in the fast growing molecular diagnostics market. We believe that Luminex can secure the global reach and scale required to properly exploit Tm’s product portfolio. The proposed transaction will enable Tm shareholders to share in the growth of the combined business.”

J.P. Morgan Securities Inc. acted as exclusive financial advisor to Luminex in connection with this transaction. The investment banking firm Leerink Swann & Company (Boston, Massachusetts) acted as financial advisor to Tm in connection with the transaction and Westwind Partners (Toronto, Ontario) advised Tm with respect to financing for the transaction.

Management from both companies will host a conference call to discuss this announcement on Friday, December 15, 2006, at 8:00 a.m. Eastern time. The conference call will be webcast live and will be accompanied by a slide presentation, both of which may be accessed at Luminex Corporation's website at http://www.luminexcorp.com or at Tm Bioscience’s website at http://www.tmbioscience.com . Simply log on to the web at the address above, go to the Company section and access the Investor Relations link. Please go to the website at least 15 minutes prior to the call to register, download and install any necessary audio/video software. If you are unable to participate during the live webcast, the call and slides will be archived for one year on the website using the 'replay' link.

About Tm Bioscience

Tm Bioscience is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases. Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-It™ Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion. Tm Bioscience’s ID-Tag™ Respiratory Viral Panel (RVP) is a reliable and cost-effective test designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases, all with results in less than six hours.  The ID-Tag™ RVP has received CE mark certification and the company is focused on gaining regulatory clearance from the FDA for the ID-Tag™ RVP as an in vitro device (IVD) in the United States. Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the

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LMNX Announces Agreement to Acquire Tm Bioscience

December 14, 2006

FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada. In addition, the company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis.

About Luminex

Luminex Corporation develops, manufactures and markets proprietary biological testing technologies with applications throughout the life sciences industry. The company's xMAP® system is an open-architecture, multi-analyte technology platform that delivers fast, accurate and cost-effective bioassay results to markets as diverse as pharmaceutical drug discovery, clinical diagnostics and biomedical research, including the genomics and proteomics research markets. The company's xMAP® technology is sold worldwide and is in use in leading research laboratories as well as major pharmaceutical, diagnostic and biotechnology companies. Further information on Luminex Corporation or xMAP® can be obtained on the Internet at http://www.luminexcorp.com.

Statements made in this release that express Luminex's or management's intentions, plans, beliefs, expectations or predictions of future events are forward-looking statements. The words "believe," "expect," "intend," "estimate," "anticipate," "will," "could," "should" and similar expressions are intended to further identify such forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. It is important to note that the company's actual results or performance could differ materially from those anticipated or projected in such forward-looking statements. Factors that could cause Luminex's actual results or performance to differ materially include risks and uncertainties relating to, among others, market demand and acceptance of Luminex's products, the company's dependence on strategic partners for development, commercialization and distribution of products, concentration of the company's revenue in a limited number of strategic partners, fluctuations in quarterly results due to a lengthy and unpredictable sales cycle and bulk purchases of consumables, Luminex's ability to scale manufacturing operations and manage operating expenses, gross margins and inventory levels, potential shortages of components, competition, the timing of regulatory approvals, the implementation, including any modification, of the company's strategic operating plans, risks and uncertainties associated with implementing our acquisition strategy, including, in particular, the proposed acquisition addressed in this release; and the ability to integrate acquired companies or selected assets into our consolidated business operations, as well as the risks discussed under the heading "Risk Factors" in Luminex's Reports on Forms 10-K and 10-Q, as filed with the Securities and Exchange Commission. The forward-looking statements contained herein represent the judgment of Luminex as of the date of this press release, and Luminex expressly disclaims any intent, obligation or undertaking to release publicly any updates or revisions to any forward- looking statements to reflect any change in Luminex's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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LMNX Announces Agreement to Acquire Tm Bioscience

December 14, 2006

This press release contains information that is forward-looking information with respect to Tm Bioscience within the meaning of applicable securities laws.  In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts.  In particular, statements about the proposed acquisition of Tm Bioscience by Luminex are or involve forward-looking information.

Forward-looking information is based on certain factors and assumptions.  While the company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the company’s products, the company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the company’s manufacturing facility, the risk that the company’s current process to explore strategic alternatives will result in a transaction and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the company can be found in the company’s 2005 Annual Report, available on SEDAR at www.sedar.com and in the company's Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission and available at www.sec.gov; and as may be set out in the company’s management proxy circular in respect of the proposed transaction to be made available, once filed, on SEDAR at www.sedar.com. If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein.  The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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